Exhibit 8.1

List of Principal Subsidiaries and Consolidated Variable Interest Entities of Wowo Limited

Subsidiaries	Place of Incorporation
Join Me Group (HK) Investment Company Limited	Hong Kong
Join Me Group Supply Chain Management Company Limited	Hong Kong
New Admiral Limited	Cayman Islands
Shanghai Zhongming Supply Chain Management Co. Ltd.	PRC

Consolidated Variable Interest Entities
Shanghai Zhongmin Supply Chain Management Co. Ltd.	PRC